SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMDOCS LIMITED

(Name of Subject Company (Issuer))

Amdocs Limited

(Name of Filing Persons (Offeror))

0.50% Convertible Senior Notes due 2024

(Title of Class of Securities)

02342TAC3

02342TAD1

(CUSIP Number of Class of Securities)

Elizabeth W. McDermon

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

Telephone: (314) 212-8328

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

The Commission is requested to send copies of all communications to:

Robert A. Schwed, Esq.

WilmerHale LLP

7 World Trade Center,

250 Greenwich Street New York, New York 10007

(212) 230-8800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,020,369	$132.00

(1)	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 0.50% Convertible Senior Notes due 2024.
(2)	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of securities proposed to be purchased.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Amdocs Limited, a company organized under the laws of the Island of Guernsey (“Amdocs”), to purchase for cash, on the terms and subject to the conditions set forth in the attached Notice of Put Right and Offer to Purchase, dated March 14, 2014 (the “Offer to Purchase”), and Letter of Transmittal (the “Letter of Transmittal”), any and all of its outstanding 0.50% Convertible Senior Notes due 2024. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items in this Statement.

Item 1.  Summary Term Sheet.

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the issuer is Amdocs Limited, a company organized under the laws of the Island of Guernsey. Our registered office is located in Hirzel House, Smith Street, St. Peter Port, Island of Guernsey, GY1 2NG, and the telephone number at that location is 011-44-1481-728444. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328. The information set forth in the Offer to Purchase in the section captioned “Information About Amdocs” is incorporated herein by reference.

(b) The securities that are subject to this offer are the 0.50% Convertible Senior Notes due 2024 of Amdocs Limited, or the notes. As of the date of this statement, there was $1,020,000 million aggregate principal amount of the notes outstanding.

(c) The information set forth in the Offer to Purchase in the section captioned “The Offer — Information about the Notes — Trading Market” is incorporated herein by reference.

On March 12, 2014, the last reported sale price for Amdocs’ ordinary shares was $45.22 per share.

Item 3.  Identity and Background of Filing Person.

(a) The information set forth under Item 1 and Item 2(a) above is incorporated herein by reference. Amdocs is both the filing person and the subject company.

As required by General Instruction C to Schedule TO promulgated by the U.S. Securities and Exchange Commission, the following persons are directors and/or executive officers and/or controlling persons of Amdocs:

Robert A. Minicucci	Chairman of the Board, Amdocs Limited
Adrian Gardner	Director, Amdocs Limited
John T. McLennan	Director, Amdocs Limited
Simon Olswang	Director, Amdocs Limited
Zohar Zisapel	Director, Amdocs Limited
Julian A. Brodsky	Director, Amdocs Limited
James S. Kahan	Director, Amdocs Limited
Richard T.C. LeFave	Director, Amdocs Limited
Giora Yaron	Director, Amdocs Limited
Eli Gelman	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport-Dagim	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
Shuky Sheffer	Senior Vice President and President of Customer Business Group, Amdocs Management Limited
Anshoo Gaur	Division President, Amdocs Development Center India Pvt. Ltd.
Elizabeth W. McDermon	Secretary, Amdocs Limited; Vice President, Corporate Strategy, Amdocs Inc.

The address of each director and/or executive officer listed above is c/o Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and each such person’s telephone number is (314) 212-8328.

Item 4.  Terms of the Transaction.

(a)(1)(i) – (iii), (v) – (viii), (x), (xii) The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “The Offer — General,” “— Purpose of the Offer,” “— Information about the Notes,” “— Source and Amount of Funds,” “— Expiration Date; Extensions; Amendments; Termination,” “— Conditions to this Offer,” “Procedures for Tendering and Withdrawing Notes — Tendering Notes,” “— Withdrawal Rights,” “— Acceptance for Payment,” “Material U.S. Federal Income Tax Consequences — U.S. Holders,” “— Purchase of Notes under the Offer,” “— Market Discount,” and “— Amortizable Bond Premium” is incorporated herein by reference.

(a)(1)(iv), (ix), (xi) Not applicable.

(a)(2) Not applicable.

(b) None of the subject securities is to be purchased from any officer, director, or affiliate of Amdocs.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) The notes are governed by the Indenture, dated as of March 5, 2004, between Amdocs, as Issuer, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee. The information set forth in the Offer to Purchase in the section captioned “The Offer — Information about the Notes” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase in the section captioned “The Offer — Purpose of the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section captioned “The Offer — Purpose of the Offer” is incorporated herein by reference.

(c)(1) None.

(c)(2) None.

(c)(3) None.

(c)(4) None.

(c)(5) None.

(c)(6) None.

(c)(7) None.

(c)(8) None.

(c)(9) None.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase in the section captioned “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) To the best knowledge of Amdocs, no notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) None.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase in the section captioned “Paying Agent; Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements.

(a) Amdocs does not believe it is required to include such information due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the offeror is a public reporting company that files reports electronically under EDGAR and the Offer is for all outstanding notes.

(b) Not applicable.

Item 11.  Additional Information.

Agreements, Regulatory Requirements and Legal Proceedings.

(a)(1) None.

(a)(2) None.

(a)(3) None.

(a)(4) None.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal dated as of March 14, 2014, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(i)	Notice of Put Right and Offer to Purchase, dated March 14, 2014.*

(a)(1)(ii)	Letter of Transmittal, dated March 14, 2014.*

(a)(1)(iii)	Letter to Clients, dated March 14, 2014.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2014.*

(a)(5)(i)	Press Release Regarding Offer, dated March 14, 2014.*

(d)(1)	Indenture, dated as of March 5, 2004, between Amdocs Limited and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(d)(2)	Registration Rights Agreement, dated as of March 5, 2004, between Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(g)	None.

(h)	None.

*	Filed herewith

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMDOCS LIMITED

By:	/s/ Elizabeth W. McDermon
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: March 14, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Notice of Put Right and Offer to Purchase, dated March 14, 2014.*

(a)(1)(ii)	Letter of Transmittal, dated March 14, 2014.*

(a)(1)(iii)	Letter to Clients, dated March 14, 2014.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2014.*

(a)(5)(i)	Press Release Regarding Offer, dated March 14, 2014.*

(d)(1)	Indenture, dated as of March 5, 2004, between Amdocs Limited and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(d)(2)	Registration Rights Agreement, dated as of March 5, 2004, between Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(g)	None.

(h)	None.

*	Filed herewith